SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2023 (Report No. 2)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On November 28, 2023, Nano Dimension Ltd. (the “Registrant”) issued a press release titled “Nano Dimension Announces Best Third Quarter, Nine Month Revenue and Gross Margin Results in the Company’s History”, a copy of which is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

Attached hereto and incorporated herein as Exhibit 99.2 is the Registrant’s investor presentation, dated November 28, 2023.

The sections titled “Financial Results” and “Forward-Looking Statements” and the IFRS financial statements of Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release issued by Nano Dimension Ltd. on November 28, 2023, titled “Nano Dimension Announces Best Third Quarter, Nine Month Revenue and Gross Margin Results in the Company’s History”.
99.2	Investor presentation of Nano Dimension Ltd., dated November 28, 2023.
101	The following financial information from the Registrant’s Unaudited Interim Condensed Financial Statements as of June 30, 2023, formatted in XBRL (eXtensible Business Reporting Language): (i) Unaudited Condensed Consolidated Interim Statements of Financial Position, (ii) Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income, (iii) Unaudited Condensed Consolidated Interim Statements of Changes in Equity; (iv) Unaudited Condensed Consolidated Interim Statements of Cash Flow; and (v) Notes to the Unaudited Condensed Consolidated Interim Financial Statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: November 28, 2023	By:	/s/ Tomer Pinchas
	Name:	Tomer Pinchas
	Title:	Chief Operating Officer

2